MAR 0 7 2006
WASH., D.C. 213 SECTION

SECUR 06008355 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

79 Island Drive South
(No. and Street)

Ocean Ridge Florida 33435
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick & Company LLP
(Name – *if individual, state last, first, middle name*)

6116 Executive Blvd., Ste. 201, Rockville, Maryland 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward Siedle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]

Signature

President

Title

Jean A. Hallahan

Notary Public

March 3, 2006

JEAN A. HALLAHAN
MY COMMISSION # DD 473820
EXPIRES: September 20, 2009
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK FINANCIAL SERVICES, INC.

Financial Statements
and
Supplemental Schedule

For the Years Ended December 31, 2005 and 2004

BUCHBINDER TUNICK & COMPANY LLP

BENCHMARK FINANCIAL SERVICES, INC.
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2005 and 2004

INDEX

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Benchmark Financial Services, Inc.

We have audited the accompanying statements of financial condition of Benchmark Financial Services, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 18, 2006

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Financial Condition
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash equivalents	$ 209,329	$ 221,629
Receivable from broker-dealers and clearing organizations	2,192	2,489
Accounts receivable - other	23,593	19,671
Due from shareholder	16,363	-
Prepaid expenses and other assets	1,632	425
Property and equipment, net	46,357	54,378
Total assets	$ 299,466	$ 298,592

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities:		
Accounts payable and accrued expenses	$ 15,690	$ 17,252
Payable to broker-dealers and clearing organizations	-	805
Total liabilities	15,690	18,057
Stockholder's equity:		
Common stock, $0.001 par value, 100 shares issued, authorized, and outstanding	-	-
Additional paid-in capital	133,400	133,400
Retained earnings	150,376	147,135
Total stockholder's equity	283,776	280,535
Total liabilities and stockholder's equity	$ 299,466	$ 298,592

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$ 55,985	$ 105,037
Consulting fees	48,395	59,214
Interest	4,682	2,222
Total revenue	109,062	166,473
Expenses:		
Health insurance	15,403	13,801
Professional services	10,225	25,850
Salaries	9,291	9,360
Clearing costs	9,243	19,008
Medical expenses	9,080	9,614
Depreciation	9,059	4,266
Telephone	6,890	8,069
Travel	6,120	14,730
Entertainment	5,093	8,063
Repairs	4,199	4,107
Insurance	3,238	2,515
Retirement plan contribution	2,322	2,340
Utilities	2,232	838
Website maintenance	1,845	3,949
Miscellaneous expense	1,869	1,724
Education and seminars	1,650	-
Office expense	2,405	2,198
Licenses and registrations	1,002	4,427
Payroll processing fees	895	1,044
Payroll taxes	871	477
Publications	826	2,490
Marketing	-	1,846
Postage and delivery	774	953
Filing fees	608	384
Printing	384	1,019
Taxes	297	489
Total operating expenses	105,821	143,561
Net income	$ 3,241	$ 22,912

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity
For Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2004	100	$ -	$ 133,400	$ 401,867	$ 535,267
Net income	-	-	-	22,912	22,912
Distributions to stockholder	-	-	-	(277,644)	(277,644)
Balance at December 31, 2004	100	-	133,400	147,135	280,535
Net income	-	-	-	3,241	3,241
Balance at December 31, 2005	100	$ -	$ 133,400	$ 150,376	$ 283,776

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 3,241	$ 22,912
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	9,059	4,266
(Increase) decrease in accounts receivable and receivable from broker and clearing organizations	(3,625)	37,193
(Increase) decrease in due from stockholder	(16,363)	42,564
(Increase) in prepaid expenses	(1,207)	(425)
(Decrease) in accounts payable	(1,562)	-
(Decrease) increase in payable to broker and clearing organizations	(805)	106,874
Net cash (used in) provided by operating activities	(11,262)	213,384
Cash flows from investing activities:		
Purchase of property and equipment	(1,038)	(41,195)
Net cash (used in) investing activities	(1,038)	(41,195)
Cash flows from financing activities:		
Distributions to stockholder	-	(277,644)
Net cash (used in) financing activities	-	(277,644)
(Decrease) in cash equivalents	(12,300)	(105,455)
Cash equivalents at beginning of the year	221,629	327,083
Cash equivalents at end of the year	$ 209,329	$ 221,628

See accompanying notes to financial statements.

BENCHMARK FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Organization

Benchmark Financial Services, Inc. (Company) was organized under the laws of the State of Florida as of July 9, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment banking.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. The cost of maintenance and repairs are expensed as incurred, whereas significant betterments and renewals are capitalized. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

Reclassifications

Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

Note 3 - Concentration of Credit Risk

Financial instruments that subject the Company to concentration of credit risk include cash. The Company had amounts on deposit with financial institutions of $109,329 in excess of the amounts insured on December 31, 2005.

Note 4 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations of $2,192 and $2,489 at December 31, 2005 and 2004, respectively consisted of monies due from clearing organizations. Amounts payable to broker-dealers and clearing organizations of $805 on December 31, 2004 was due to clearing organizations.

Note 5 - Property and Equipment

At December 31, 2005 and 2004 property and equipment consisted of the following:

	2005	2004
Automobile	$ 38,057	$ 38,057
Equipment	6,038	5,000
Furniture and fixtures	3,138	3,138
Artwork	15,450	15,450
Total	62,683	61,645
Less: accumulated depreciation	16,326	7,267
Net property and equipment	$ 46,357	$ 54,378

Note 6 - Income Taxes

The Company has elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his share of the taxes on the net income of the Company. Accordingly, no provision has been made for federal income taxes.

Note 7 - Net Capital Requirement

Pursuant to the net capital provisions of the National Association of Securities Dealers, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital (as defined) of $191,644 and had a minimum net capital requirement of $50,000.

Note 8 - Pension Plan

The Company accrued $2,322 and $2,340 to a simplified employee pension plan for the years 2005 and 2004, respectively. The liability for 2004, however, was not filed timely and therefore did not qualify as a tax deduction for that year.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Benchmark Financial Services, Inc.

We have audited the financial statements of Benchmark Financial Services, Inc. as of December 31, 2005 and 2004 and for the years then ended, and have issued our report thereon dated February 18, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplemental schedule appearing on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 18, 2006

BENCHMARK FINANCIAL SERVICES, INC.
(Supplemental Schedule)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005

Net capital:		
Total stockholder's equity qualified for net capital	$	283,776
Net capital before haircuts on securities position		283,776
Less: nonallowable assets from statement of financial condition		87,945
Less: haircuts on securities - marketable securities		4,187
Net capital	$	191,644
Aggregate indebtedness:		
Included in statement of financial condition:		
Accrued expenses and payable to broker and clearing organizations	$	15,690
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of $13,368)	$	1,046
Net capital requirement	$	50,000
Excess net capital	$	141,644
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part IIA (unaudited)		
Focus report	$	188,514
Auditor's adjustment to accrued expenses		3,130
Net capital per above	$	191,644

See independent auditor's report on supplemental schedule.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
6116 EXECUTIVE BOULEVARD • SUITE 201 • ROCKVILLE, MD 20852-4920
301-770-9110 • FAX 301-881-3699

**INDEPENDENT AUDITOR'S REPORT ON
ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(d)**

Board of Directors
Benchmark Financial Services, Inc.

In planning and performing our audits of the financial statements of Benchmark Financial Services, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Benchmark Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the Commission's objectives.

At December 31, 2005 and 2004, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3, and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the years ended December 31, 2005 and 2004.

This report is intended solely for the use of the Board of Directors and management of Benchmark Financial Services, Inc., the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

Rockville, Maryland
February 18, 2006